

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 14, 2008

Via Mail and Fax

Christopher W. Shean
Senior Vice President and Controller
Discovery Holding Company
12300 Liberty Boulevard
Englewood, Colorado 80112

> **RE:** **Discovery Holding Company**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 000-51205**

Dear Mr. Shean:

We have reviewed the above referenced filing and have the following comments. We believe you should amend your filing in response to comment number 10. Additionally, we believe you should revise future filings in response to other comments where indicated. If you disagree, we will consider your explanation as to why an amendment or a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis …, page II-3
Results of Operations, page II-5

1. In connection with comment number 8 below, presentation of "operating cash flow" in any context other than the FAS 131-required reconciliation in the footnote would be the presentation of a non-GAAP financial measure. Refer to question and answer 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures ("FAQ"), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. In this regard, please revise your presentation within MD&A with respect to operating cash flow for "corporate and other" and the consolidated total as appropriate.

2. Please expand your disclosure to address the (i) significant factors that affect each applicable reportable segment's "operating cash flow" as a percent of the corresponding segment's revenue and that cause such ratio to vary among the respective segments and (ii) amount and analysis of material costs on a stand-alone basis attributable to each reportable segment (both within operating cash flow and excluded therefrom) and corporate activities, to the extent not already disclosed. We believe this disclosure will help investors better understand your operations and the contributions by each component to your consolidated results. Provide us with a copy of your intended disclosure.

Selling, General and Administrative, page II-6

3. Please quantify the SG&A expenses referred to herein and the amount of each component within such that have been excluded. For more transparency, consider a reconciliation to the consolidated amount presented in the financial statements. Your current presentation of SG&A herein would be construed as a non-GAAP measure due to the exclusion of the indicated items. Also consider including separate quantification and discussion of changes in the significant categories that comprise this line item. Consider use of a table to aid in your discussion in regard to this last point.

Liquidity and Capital Resources, page II-9

4. We note that your cash flow from operating activities has decreased by 23.4% for 2007 and 13.7% for 2006 when compared to the corresponding prior year. In this regard, please quantify and discuss in terms of cash the significant factors that materially contributed to these changes. Note that while a cash flow statement prepared using the indirect method, as in your case, reports that various individual components of working capital increased or decreased during the period by a specified amount, it does not provide a sufficient basis for a reader to analyze the changes. In this regard, you should address the material changes in the drivers

underlying working capital to the extent necessary in terms of cash. For guidance, refer to Section IV.B.1 of the staff's "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Also, address any known trends that these decreasing cash flows may represent.

Discovery, page II-11
Results of Operations, page II-14

5. We note that the notes to the financial statements of Discovery do not, nor are they required to, present segment information in compliance with FAS 131. We also note that "operating cash flow" is not reported in Discovery's statements of operations. Therefore, the presentation of "operating cash flow" throughout your discussion in MD&A concerning Discovery appears to be in the context of a non-GAAP financial measure. In this regard, please revise your disclosure to be responsive to Item 10(e) of Regulation S-K and to the FAQ on non-GAAP financial measures referred to above, as appropriate, throughout your discussion concerning Discovery. In particular, provide substantive reason specific to your circumstances that demonstrates the usefulness to investors of this measure relative to your investment in Discovery and reconcile the measure wherever reported to the corresponding GAAP financial measure as appropriate. Please note, the disclosure on page II-4 for "operating cash flow" does not appear to provide adequate specific substantive support for this measure.

Notes to Consolidated Financial Statements, page II-33,
Note (2) Newhouse Transaction and Ascent Spin Off, page II-33

6. Please explain to us why it will be appropriate for you to consolidate Discovery when New DHC is formed. Based on your disclosure on page I-28, it appears that Advance/Newhouse will continue to hold similar approval rights with respect to Discovery that previously prevented you from consolidating Discovery despite your majority ownership interest.

7. We note that operating cash flows as used in measuring performance of your operating segments differs from the GAAP measure of operating cash flows as presented in your statement of cash flows. Item 10(e)(1)(ii)(E) of Regulation S-K prohibits use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Therefore, please revise the description of this measure to prevent confusion with the GAAP measure.

8. Please explain to us why presentation of "Corporate and Other" as a reportable segment here in the table on page II-52 and in your MD&A is appropriate. It does not appear to us that your corporate activities represent a "business" pursuant to

paragraph 10.a of FAS 131 or that aggregation of corporate activities with other business activities is permissible pursuant to paragraphs 17 and 19 of FAS 131 and EITF 04-10. Also refer to question and answer 7 of the FASB staff's implementation guide for FAS 131 in regard to aggregation for further guidance. Additionally, explain to us what "other" comprises.

9. In connection with the preceding comment, if corporate activities do not represent an operating segment, presentation of "operating cash flow" for such would not be appropriate, and it appears that your corporate activities should be presented as a reconciling item in the reconciliation between segment and consolidated amounts pursuant to paragraph 21 of FAS 131, particularly in regard to the reconciliation of segment "operating cash flow" to consolidated "earnings (loss) before income taxes." Please revise your presentation accordingly.

Separate Financial Statements for Discovery Communications Holding, LLC
Reports of Independent Registered Public Accounting Firm, pages IV-3 and 4

10. Please amend your filing to refile the reports to include the signature of the firm.

Notes to Consolidated Financial Statements, page IV-9
Note 1. Basis of Presentation and Description of Business, page IV-9
Basis of Presentation, page IV-9

11. Please explain to us the accounting guidance relied on in support of the pushdown of the investors' bases in the formation of Discovery, and why it was limited only to that of the goodwill associated with each investor's investment in Discovery. We did not note any change in control or ownership interests typically associated with pushdown treatment, and it appears that Discovery is the successor to the prior entity for which carry over of the previous book values is expected.

12. Please explain to us in detail Discovery's accounting for the exchange of Cox's ownership interest. Tell us the basis for all associated amounts, including the determination of all fair values involved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
· the company is responsible for the adequacy and accuracy of the disclosures in

the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief
Accountant